Exhibit (a)(51)

PILGRIM’S PRIDE RECEIVES OVER 90% OF GOLD KIST’S SHARES

IN SUBSEQUENT OFFERING PERIOD

Pittsburg, Texas– January 8, 2007 – Pilgrim’s Pride Corporation (NYSE: PPC) today announced the completion of the subsequent offering period of its tender offer to acquire all of the outstanding shares of Gold Kist Inc. (NASDAQ: GKIS) common stock for $21.00 per share in cash. As of 5:00 p.m. New York City Time on January 5, 2007, a total of 47,159,479 shares, representing approximately 92% of Gold Kist outstanding common stock, have been tendered into Pilgrim’s Pride’s initial tender offer and during the subsequent offering period. All Gold Kist shares validly tendered during the subsequent offering period have been accepted for payment. Pilgrim’s Pride accepted shares tendered during the initial offer period on December 27, 2006.

Pilgrim’s Pride intends to complete the acquisition of the remaining shares of Gold Kist through a merger of the acquisition vehicle, Protein Acquisition Corporation, into Gold Kist, in which all Gold Kist shares not tendered into Pilgrim’s Pride’s initial tender offer or during the subsequent offering period (other than shares held in the treasury of Gold Kist or held by Pilgrim’s Pride or any of its subsidiaries) will be converted into the right to receive $21.00 per share. Following the merger, Gold Kist will be a wholly owned subsidiary of Pilgrim’s Pride. Under applicable law, the merger is not subject to the approval of the remaining Gold Kist stockholders.

As previously announced, Pilgrim’s Pride has also completed its tender offer to purchase and related consent solicitation for Gold Kist’s outstanding 10 1/4% Senior Notes due March 15, 2014. The debt tender offer was made in connection with Pilgrim’s Pride’s acquisition of Gold Kist. As of 5:00 p.m., New York City Time, December 27, 2006, the Company had received tenders and related consents with respect to 100% of the aggregate principal amount of the outstanding Gold Kist Notes, all of which were accepted for payment.

On December 3, 2006, Pilgrim’s Pride and Gold Kist entered into a definitive merger agreement, under which Pilgrim’s Pride agreed to acquire all of the outstanding shares of Gold Kist common stock for $21.00 per share in cash. The transaction was unanimously approved by the boards of directors of both Pilgrim’s Pride and Gold Kist and has a total equity value of approximately $1.1 billion, plus the assumption or refinancing of approximately $144 million of Gold Kist’s debt.

Baker & McKenzie LLP and Morris, Nichols, Arsht & Tunnell, LLP are acting as legal counsel and Credit Suisse, Legacy Partners Group LLC and Lehman Brothers Inc. are acting as financial advisors to Pilgrim’s Pride. Innisfree M&A Incorporated is acting as information agent for Pilgrim’s Pride’s offer.

Pilgrim’s Pride Corporation

Pilgrim’s Pride Corporation is the largest chicken producer in the United States and Puerto Rico and the second-largest producer and seller of chicken in Mexico. Pilgrim’s Pride employs approximately 56,500 people and operates 37 processing and 12 prepared-food facilities, with major operations in Texas, Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia, Mexico and Puerto Rico as well as other facilities in Arizona, Iowa, Mississippi, Ohio and Utah.

Pilgrim’s Pride products are sold to foodservice, retail and frozen entree customers. The Company’s primary distribution is through retailers, foodservice distributors and restaurants throughout the United States and Puerto Rico and in the Northern and Central regions of Mexico. For more information, please visit http://www.pilgrimspride.com.

Forward-Looking Statements

Statements contained in this press release that state the intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future of Pilgrim’s Pride Corporation and its management, including as to the expected benefits of the acquisition of Gold Kist, are forward-looking statements. It is important to note that the actual results could differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey; additional outbreaks of avian influenza or other diseases, either in our own flocks or elsewhere, affecting our ability to conduct our operations and/or demand for our poultry products; contamination of our products, which has recently and can in the future lead to product liability claims and product recalls; exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate; changes in laws or regulations affecting our operations or the application thereof; competitive factors and pricing pressures or the loss of one or more of our largest customers; currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations; management of our cash resources, particularly in light of our leverage, and restrictions imposed by and as a result of, our leverage; inability to effectively integrate Gold Kist’s business or realize the associated cost savings and operating synergies currently anticipated; and the impact of uncertainties of litigation as well as other risks described under “Risk Factors” in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission. Pilgrim’s Pride Corporation undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Pilgrim’s Pride:

Investors

Kathy Costner, Vice President

903-434-1430

Media

Joele Frank / Steve Frankel

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449